Exhibit 99.1

Ascentage Pharma to Present Four Promising Preclinical

Studies Demonstrating the Potential of Combination

Therapies at American Association for Cancer Research (AACR)

2026 Annual Meeting

ROCKVILLE, Md. and SUZHOU, China, April 19, 2026 — Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that it will present four preclinical studies in poster format at the American Association for Cancer Research (AACR) 2026 Annual Meeting, held April 17 to 22, 2026 in San Diego, CA, USA.

These posters feature three of the Company’s drug candidates, olverembatinib (HQP1351), a novel BCR-ABL inhibitor; APG-2449, a FAK/ALK/ROS1 triple tyrosine kinase inhibitor; and APG-5918, a PRC2/EED inhibitor.

Yifan Zhai, M.D., Ph.D., Chief Medical Officer of Ascentage Pharma, said, “These preclinical findings reflect our continued commitment to advancing innovative therapies across multiple cancer types. The four studies demonstrate the breadth and versatility of our pipeline, exploring the therapeutic potential of our key assets in combination with other approved treatment options in both hematologic malignancies and solid tumors.

Notably, the research examines olverembatinib’s potential beyond its approved use in China for chronic myeloid leukemia (CML), exploring new applications in areas such as endometrial carcinoma and mantle cell lymphoma, including combination approaches with BTK inhibitors. In addition, our evaluation of APG-2449 in BRAF-mutant tumors, and APG-5918 in small-cell lung cancer, underscores our strategic focus on addressing resistance mechanisms and exploring combination strategies.

These preclinical investigations are designed to inform our clinical development strategies and complement our ongoing global registrational trials as we bring new treatment options to patients with significant unmet medical needs.”

Detailed data presented at AACR 2026 Annual Meeting are summarized below:

(Abstract #4583)

Multitarget kinase inhibitor Olverembatinib (HQP1351) is efficacious and synergizes with chemotherapy in preclinical models of endometrial carcinoma (EC)

Background:

●	EC is the most common gynecologic malignancy in developed countries, with an incidence that is steadily increasing globally. Patients with advanced-stage, high-risk non-endometrioid EC subtypes or recurrent disease have a poor prognosis and limited treatment options.

●	Olverembatinib is a tyrosine kinase inhibitor approved by the National Medical Products Administration (NMPA) of China for the treatment of patients with CML. It targets multiple kinases, including VEGFR1–3, FGFR1–4, Src family kinases, RAF, KIT, RET, and PDGFR.

●	Drug sensitivity screening of 883 human cancer cell lines using the PRISM (Profiling Relative Inhibition Simultaneously in Mixtures) platform showed that EC is one of the tumor types most sensitive to olverembatinib. This study further explored the antitumor effects of olverembatinib alone or in combination with standard-of-care chemotherapy in preclinical EC models.

Summary:

●	In a broad range of preclinical in vitro and in vivo EC models, olverembatinib was efficacious and synergized with chemotherapy agents to promote antitumor effects.

●	Mechanistically, olverembatinib combined with chemotherapy suppressed FGFR2, PI3K/AKT, and MEK/ERK signaling pathways, induced DNA damage, and resulted in enhanced cell apoptosis.

●	These findings support future clinical evaluation of Olverembatinib and its combination with other approved treatment options in EC.

(Abstract #5875)

Multikinase inhibitor Olverembatinib (HQP1351) is efficacious and synergizes with BTK inhibitor acalabrutinib in mantle cell lymphoma (MCL) preclinical models

Background:

●	MCL is a rare, aggressive type of non-Hodgkin lymphoma. Although BTK inhibitors have transformed MCL treatment, response to monotherapy is limited, and efforts are underway to develop combination therapies.

●	Olverembatinib, an investigational multikinase inhibitor (approved in China for CML), inhibits Src-family kinases (e.g., Lyn, Fyn, YES1) and BTK, which are essential for B-cell receptor (BCR) signaling and B-cell proliferation, differentiation, and activation.

●	Hypothesizing that dual inhibition of Lyn and BTK pathways could enhance antitumor effects, this study evaluated olverembatinib in combination with acalabrutinib in preclinical MCL models and explored potential mechanisms of action.

Summary:

●	Olverembatinib potently inhibited MCL cell proliferation both in vitro and in vivo and showed synergistic effects when combined with acalabrutinib. The combination significantly promoted apoptosis and induced G0/G1 cell cycle arrest.

●	Mechanistically, olverembatinib inhibited phosphorylation of Lyn and its downstream BTK, while the combination further downregulated NF-kB activity.

●	These data provide a scientific rationale for further clinical evaluation of this novel combination therapy in patients with MCL.

(Abstract #1858)

FAK inhibition by APG-2449 enhances the antitumor activity of MAPK pathway blockade in BRAF V600E-mutant tumor models

Background:

●	BRAF mutations occur in approximately 4% to 8% of all cancers, most frequently in colorectal cancer (CRC), melanoma, and non-small-cell lung cancer. The V600E mutation is the most common and functionally activating form, leading to constitutive activation of the mitogen activated protein kinase (MAPK) signaling cascade.

●	Combined BRAF and MAPK kinase (MEK) inhibition has shown substantial clinical benefit in BRAF V600Emutant melanoma and CRC. However, resistance frequently develops through feedback reactivation of extracellular signal-regulated kinase (ERK) or compensatory activation of the phosphoinositide-3 kinase (PI3K)-AKT signaling pathway.

●	Recent evidence indicates that focal adhesion kinase (FAK) signaling is also adaptively reactivated upon MAPK inhibition, contributing to therapeutic resistance.

●	This study evaluated the effects of APG-2449, a potent and selective multi-kinase inhibitor that also targets FAK, on the antitumor activities of the BRAF inhibitor dabrafenib and the MEK inhibitor trametinib in BRAF V600E-mutant CRC and melanoma preclinical models.

Summary:

●	The results showed selective sensitivity of BRAF V600E-mutant cancer cell lines to APG-2449.

●	APG-2449 suppresses compensatory signaling activation induced by MAPK pathway blockade and synergistically enhances the antitumor activity of dabrafenib + trametinib in preclinical models.

●	These results warrant clinical development of APG-2449 for patients with melanoma or CRC harboring the BRAF V600E mutation.

(Abstract #4500)

Embryonic ectoderm development (EED) inhibitor APG-5918 synergizes with topoisomerase I inhibitors in preclinical small-cell lung cancer (SCLC) models through epigenetic priming of chemosensitivity

Background:

●	Although SCLC initially responds to platinum-based chemotherapy, it rapidly develops resistance, resulting in a poor prognosis.

●	PRC2-mediated epigenetic silencing represses Schlafen 11 (SLFN11), a biomarker of sensitivity to DNA-damaging therapies, thereby contributing to treatment resistance.

●	EZH2, the catalytic subunit of PRC2, promotes chemoresistance in part through SLFN11 repression. EED, another core PRC2 component, stabilizes the complex and maintains its methyltransferase activity, making it an attractive therapeutic target in SCLC.

●	Topoisomerase I inhibitors, such as topotecan and irinotecan, are used in relapsed SCLC; however, their efficacy is limited when SLFN11 is epigenetically suppressed.

●	APG-5918 is a selective and investigational EED inhibitor that disrupts PRC2 function. This study evaluated the antitumor activity of APG-5918 in combination with topoisomerase I inhibitors in preclinical SCLC models.

Summary:

●	In preclinical SCLC models, combination treatment with APG-5918 and topoisomerase I inhibitors synergistically inhibited cell proliferation and induced apoptosis.

●	In vivo, APG-5918 combined with irinotecan demonstrated synergistic antitumor activity in the NCI-H446 SCLC cell-derived xenograft (CDX) model without significant body-weight loss, indicating favorable tolerability.

●	Mechanistically, APG-5918 reduced the repressive histone mark H3K27me3, indicating on-target inhibition of PRC2 activity. Consistent with this effect, APG-5918 treatment increased SLFN11 and p21 expression. Notably, treatment with topotecan or SN-38 increased H3K27me3 levels, whereas APG-5918 reduced this effect. Combination treatment further decreased expression of PRC2 core components, suppressed cell-cycle progression, and enhanced DNA damage and apoptotic signaling, supporting a synergistic proapoptotic effect.

●	The findings support clinical investigation of APG-5918 in combination with DNA-damaging agents as a promising therapeutic strategy for SCLC.

*Olverembatinib, APG-2449, and APG-5918 are currently under investigation and have not been approved by the U.S. FDA.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA-cleared global registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:
Stella Yang
Ascentage Pharma
Stella.Yang@ascentage.com

+1 (301) 792-6286

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ICR Healthcare
AscentageIR@icrhealthcare.com
+1 (646) 277-1282

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ICR Healthcare
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